Response Biomedical Reports 2006 Second Quarter Results

Vancouver, British Columbia, August 25, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today financial results for the second quarter ended June 30, 2006. The Company’s second quarter financial report is available at www.sedar.com, www.edgar.com, and Response Biomedical’s website. Unless otherwise specified, all amounts are expressed in Canadian dollars.

Second quarter operating highlights:

Recorded total revenues of $1,122,365, including $812,070 from product sales for the quarter ended June 30, 2006;
Advanced several key new product development programs toward commercialization including:
finalized and entered into a supply agreement with our Japanese partner Shionogi & Co., Ltd. and prepared for Shionogi’s market launch of our rapid BNP Test funded by Shionogi for use in the prognosis and detection of congestive heart failure in Japan. Subsequent to the quarter end, the Company announced it had received an initial purchase order from Shionogi for 200 systems all of which have been now shipped; and
achieved further development milestones on a rapid Staph A infectious disease test funded by 3M Medical Division, which is preparing to commence clinical trials;
Initiated the purchase of additional manufacturing equipment to increase the Company’s test manufacturing capacity to an estimated 330,000 tests per month per shift; and
Initiated development of the Company’s next generation RAMP Reader.

“I am confident that, with the RAMP NT-proBNP Test now in clinical trials, we are putting the building blocks in place for revenue to meet our expectations in the near-term in the large and growing cardiovascular rapid testing market and longer-term in the infectious disease rapid testing market,” said Mr. Bill Radvak, President and CEO.

“The recently completed agreement with Shionogi & Co., Ltd. for the supply of RAMP BNP Tests in Japan is expected to be pivotal for the Company,” Radvak continued. “Having received an initial order of 200 systems from us and with over 1,000 direct salespeople, and more than 1,000 additional salespeople through distribution arrangements, Shionogi is poised to aggressively pursue the opportunity.

In the US cardiac market, subsequent to quarter end, the Company announced it had completed its US distribution network, with RAMP cardiac tests commercially available throughout the US through three exclusive regional distributors: LXU Healthcare, Kentec Medical and Cardio Medical Products. These marketing and specialty distribution partners will also distribute the Company's rapid RAMP NT-proBNP Test, developed and manufactured by Response Biomedical under license from Roche Diagnostics and scheduled for a staggered international launch beginning in Europe before the end of 2006. These rapid quantitative tests assist in the diagnosis of a broad array of cardiovascular conditions, including congestive heart failure, heart attack or acute myocardial infarction and risk stratification of patients with acute coronary syndrome or heart failure. Subsequent to quarter-end, the Company announced the initiation of US Clinical trials at four leading sites in the United States for the purpose of demonstrating substantial equivalence of the RAMP NT-proBNP test to a predicate device. The results of this multi-center clinical trial will form the basis for a US FDA 510(k) submission and European CE certification. The four sites conducting the trials are the Mayo Clinic, Minneapolis Medical Research Foundation at Hennepin County Medical Center, Massachusetts General Hospital and San Francisco General Hospital.

Financial Overview:
For the three and six month periods ended June 30, 2006, sales of the clinical cardiac products increased 258% and 278% while sales of environmental West Nile Virus products decreased by 37% and 0% and sales of biodefense products decreased by 76% and 69%, respectively as compared to the corresponding periods in 2005. Total revenues for the three and six month periods ended June 30, 2006 were $1,122,365 and $1,860,550, respectively, an increase of 21% and 8% from the same periods in 2005. Revenues from product sales for the three and six month periods ended June 30, 2006 were $812,070 and $1,484,666 compared to $860,075 and $1,649,598 for the same periods in 2005, a decrease of 6% and 10% respectively. For the three and six month periods ended June 30, 2006, the Company reported a loss of $1,872,023 and $4,063,428 or $0.02 and $0.05 per share, respectively compared to a loss of $1,883,294 and $3,460,303 or $0.03 and $0.05 per share for the same periods in 2005. At June 30, 2006, the Company had a working capital balance of $5,431,374.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of congestive heart failure, heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Robert Pilz	Brian Korb
Chief Financial Officer	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6075	Tel: (212) 477-9007 ext. 23
Email: info@responsebio.com	Email: bkorb@troutgroup.com